[THE FOLGERS COFFEE COMPANY LETTERHEAD]

September 10, 2008

BY EDGAR

United States Securities and Exchange Commission

100 F. Street N.E.

Washington D.C. 20549-0405

Attention: Laura Nicholson and Anne Nguyen Parker

Re:	The Folgers Coffee Company
Registration Statement on Form 10 (No. 001-34001)
Request for Withdraw of Registration Statement

Ladies and Gentlemen:

The Folgers Coffee Company (the “Company”) hereby requests that the Company’s Registration Statement on Form 10 (No. 001-34001), pursuant to the Exchange Act of 1934, as amended (the “Registration Statement”), as amended, and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because the shares proposed to be offered under the Registration Statement will be offered instead under the Company’s Registration Statement on Form S-4/S-1 (No. 333-152453), and any and all amendments thereto, pursuant to the Securities Act of 1933, as amended, in connection with the proposed business combination between the Company, a wholly owned subsidiary of The Procter & Gamble Company, and a wholly owned subsidiary of The J. M. Smucker Company. No securities were issued or sold under the Registration Statement.

Should you have any further questions regarding this request for withdraw, please do not hesitate to contact the undersigned at (513) 983-4370 or J. Eric Maki at (212) 326-3780.

Very truly yours,

THE FOLGERS COFFEE COMPANY

By: /s/ E.J. Wunsch

E.J. Wunsch

Secretary

Cc:         J. Eric Maki, Jones Day